GELF Energy Corp.



ANNUAL REPORT

5301 Ka Haku Rd., 119a

PRINCEVILLE, HI 96722

0

http://www.gelfenergy.com/

This Annual Report is dated April 26, 2023.

BUSINESS

GELF Energy is the developer and licensee of an advance waste renewable energy system which address wastewater, agricultural waste and other waste products. This results in recoverable resources that can be converted to renewable energy. The waste to energy system the Company has innovated and designed improves on the use of anaerobic digestion, the current method of generating energy from waste. By deploying the Company's technologies and know how, the Company has the capacity to produce 2-3 times more energy from the same volume of feedstock by a factor of up to 5 times faster than current anaerobic digestion technology and waste systems. GELF Energy also employs a system to purify wastewater and repurpose leftover waste to make a zero-waste system. This complementary system results in the production of hydrogen gas, and creates an additional income stream in the sewage to hydrogen sector.

Business Model
GELF Energy's business model is to adapt its technologies and system to suit a customer's needs. The technologies and its deployment can be built on existing waste treatment plants or other infrastructure. A new facility or factory can also be built to use GELF's Energy's technologies from the start without any adaptation to existing technology. In other cases, the Company is able to build speculative factories to produce hydrogen. We intend to sell speculative factories after 1-2 years of operation.

GELF Energy is a Delaware C corporation, which develops waste to energy treatment facilities or factories. GELF Sciences Inc. ("GELF Sciences") is also a Delaware C corporation which owns 36 percent of GELF Energy and provides to GELF Energy business, administrative and operational support pursuant to an agreement and in exchange for the share ownership stated above. GELF Energy has no shareholding in GELF Sciences.

Brett Danson and John Sabo co-founded GELF Sciences and then subsequently GELF Energy. Brett Danson is the President and CEO and John Sabo is the Vice President of

GELF Energy. Both co-founders hold the same positions with GELF Sciences.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 105,000

Use of proceeds: Founder shares

Date: May 25, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 105,000

Use of proceeds: Founder

Date: May 25, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 165,000

Use of proceeds: Outside services

Date: May 25, 2022

Offering exemption relied upon: Reg D, Section 506(b)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Operations (working capital)

Date: May 25, 2022

Offering exemption relied upon: Reg D, Section 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 75,000

Use of proceeds: Per license agreement with Skysong

Date: May 25, 2022

Offering exemption relied upon: Reg D, Section 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

How long can the business operate without revenue:

Payments against Short-term debt obligations of $2,500.00 monthly will increase burn rate to $48,000 annually

Foreseeable major expenses based on projections:

Contracts and Agreements with new customers and strategic partners will require legal contracts that will result in additional legal fees as we implement projects. We also expect marketing costs to increase.

Future operational challenges:

Future operational challenges may include supply chain shortages or interruptions, third party contractor shortage, labor shortages or adverse weather conditions causing delays.

Future challenges related to capital resources:

The grant was submitted on 4/3/2023 and is pending approval at the DOE. While securing the grant is likely, in the unlikely event the grant is not awarded, the 1st Roadmap project would need alternative funding to proceed. This is likely attainable through a combination of equity and financing and will require resources to arrange.

Future milestones and events:

Implementing Roadmap project #1 will positively impact GELF Energy's ability to raise additional funding and new projects. Further, the Roadmap projects are designed to facilitate sales and will likely result in a 1 st sale of significant scope to a municipality.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $205.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Skysong Innovations LLC
Amount Owed: $26,500.00
Interest Rate: 6.0%
Maturity Date: January 05, 2024
See company securities section for material terms.

Creditor: Brett Danson
Amount Owed: $1,250.00

Interest Rate: 0.0%

Creditor: John Sabo
Amount Owed: $2,644.00
Interest Rate: 0.0%

Creditor: Accounts Payable (GELF Sciences)
Amount Owed: $59,940.00

Creditor: Other Current Liabilities
Amount Owed: $50.00

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brett Danson

Brett Danson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Secretary and Director

Dates of Service: July, 2019 - Present

Responsibilities: Managing the daily operations of GELF Energy, developing the company's business strategy, coordinating with the Company's major research institution, engineering, project management and government agency partners to develop and build the Roadmap projects and ensuring the MED Technology scales and generates revenue.

Other business experience in the past three years:

Employer: GELF Sciences

Title: CEO

Dates of Service: December, 2020 - Present

Responsibilities: Provides oversight and advice on part time basis

Name: John Sabo

John Sabo's current primary role is with University of Tulane. John Sabo currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Senior VP, Treasurer and Director

Dates of Service: December, 2020 - Present

Responsibilities: John Sabo provides operational and management services on a substantial but part time basis to the Company. He is also currently a life sciences professor at Tulane University. Business development with potential customers of GELF Energy, managerial services and enture/Funding Relations. No current salary.

Other business experience in the past three years:

Employer: University of Tulane

Title: Professor, Life Sciences

Dates of Service: September, 2021 - Present

Responsibilities: Biwater Institute, Professor of Department of River and Coastal Science and Engineering

Other business experience in the past three years:

Employer: GELF Sciences

Title: Sr. VP and Director

Dates of Service: January, 2020 - Present

Responsibilities: Grant writing and applications with certain federal agencies; operational support.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: GELF Sciences (Brett Danson owns 24%, John Sabo owns 23.6%)

Amount and nature of Beneficial ownership: 2,475,000

Percent of class: 36.67

Title of class: Class A Voting Common Stock

Stockholder Name: Brett Danson

Amount and nature of Beneficial ownership: 1,575,000

Percent of class: 23.33

Title of class: Class A Voting Common Stock

Stockholder Name: John Sabo

Amount and nature of Beneficial ownership: 1,575,000

Percent of class: 23.33

RELATED PARTY TRANSACTIONS

Name of Entity: Gelf Sciences

Names of 20% owners: John Sabo and Brett Danson

Relationship to Company: Officer

Nature / amount of interest in the transaction: Shareholder.

Material Terms: GELF Sciences and GELF Energy are separate C corporations. GELF Sciences is an employee-owned company. GELF Energy develops waste to energy systems The two companies are separate and independent C corporations. Brett Danson is CEO and John Sabo is Sr. VP. of both. Pursuant to a contract, GELF Sciences provides GELF Energy with business support and technical product development. GELF Sciences owns a 36.67 percent equity stake in GELF Energy for ongoing business support.

Name of Entity: Skysong Innovations, LLC

Names of 20% owners: Skysong Innovations, LLC

Relationship to Company: Convertible Note holder and shareholder, Licensor of ASU patents to GELF Energy

Nature / amount of interest in the transaction: This Exclusive License Agreement ("Agreement") is made and entered into as of the date of the last to appear signature below ("Effective Date") between Skysong Innovations, LLC, an Arizona limited liability company ("SI"), and GELF Energy, Inc., a Delaware corporation ("Company").

Material Terms: SI grants to the Company, upon and subject to all the terms and conditions of this Agreement (including Section 3 hereof): (i) an exclusive license under the Patents to make, have made, use, sell, offer to sell, have sold, or import Products in the Field and throughout the Territory; (ii) a non-exclusive license to use Technical Information to discover, develop, manufacture, have made, use, sell, offer to sell, have sold, import, export, distribute, rent, or lease Products in the Field and throughout the Territory; and (iii) a non-exclusive license to use Materials to discover, develop, manufacture, have made, use, sell, offer to sell, have sold, import, export, distribute, rent or lease Products in the Field and throughout the Territory. With respect to sales of Products by Company, Sublicensees, Designees, or their Affiliates, in the Territory, a nonrefundable and non-recoverable royalty of (the intention of the parties being that sales by Sublicensees, Designees, and Affiliates are cumulative to Company and SI shall receive the same royalty payment from such sales as it would have received had such sales been by Company): (1) 5% of Net Sales of Patent Products; and (2) 2.5% of Net Sales of Other Products. Notwithstanding the foregoing, the Company shall pay to SI a nonrefundable and non-recoverable minimum royalty payment in the amount of (i) five thousand dollars (U.S. $5,000) on or before the fifth anniversary of the Effective Date, (ii) ten thousand dollars (U.S. $10,000) on or before the sixth anniversary of the Effective Date, and (iii) fifteen thousand dollars (U.S. $15,000) on or before the seventh anniversary and on or before each anniversary of the Effective Date thereafter. Each such minimum royalty payment may be credited against earned royalties accrued during the same calendar year in which the minimum royalty payment is due and payable. To the extent minimum royalty payments exceed the earned royalties accrued during the same calendar year, this excess amount cannot be carried over to any other year, either to decrease the earned royalties due in that year or to decrease the minimum royalty payments due in that year; and Company shall pay thirty percent (30%) of any and all other gross fees, payments and consideration (including any debt and/or equity securities or instruments, or the market value in an arm's length transaction of any cross-licensing rights granted by Sublicensee to Company), including without limitation, any upfront, milestone or lump sum payments, received by Company from Sublicensees, their Designees or their Affiliates as full or partial consideration for the grant of any sublicense by Company pursuant to Section 2b of this Agreement. Such payments exclude royalty payments under paragraph iii above. Following achievement of the Financing (as defined in Section 4b(v)), upon any initial public offering or any direct or indirect sale of the Company, excluding joint venture and mergers under 50%, effected in one or more transactions, including, without limitation, (i) any merger over 50% or other business combination, (ii) sale of shares representing a majority of the voting capital stock of the Company, (iii) sale of a over 50% of the assets of the Company, or (iv) any other transaction, including any extraordinary dividend or distribution or spin-off, that has a similar effect (each a "Trigger Event"), Company shall pay to SI an additional license fee in the following amount within 30 days after the Trigger Event after funds have been received by Company: (i) 20% of the entire valuation of the transaction(s) constituting the Trigger Event, if the Trigger Event occurs on or before the first anniversary of the Effective Date; (ii) 10% of the entire valuation of the transaction(s) constituting the Trigger Event, if the Trigger Event occurs after the first anniversary and on or before the second anniversary of the Effective Date; (iii) 5% of the entire valuation of the transaction(s) constituting the Trigger Event, if the Trigger Event occurs after the second anniversary and on or before the third anniversary of the Effective Date; and (iv) 2% of the entire valuation of the transaction(s) constituting the Trigger Event, if the Trigger Event occurs after the third anniversary of the Effective Date. Company agrees to notify SI of any Trigger Event 7 days before transfer of Company assets. In the event that the Company, Sublicensee, or their Affiliates sell Products, so that the sum of all Net Sales of all Products in all Fields in all quarters and years is equal to or greater than one hundred million dollars (U.S. $100,000,000), the Company shall pay SI a one-time, nonrefundable, non-recoverable and non-creditable milestone payment of one million dollars (U.S. $1,000,000) within six (6) months of the time that the Company reaches such milestone. b. In the event that the Company, Sublicensee, or their Affiliates sell Products, so that Cumulative Net Sales is equal to or greater than five hundred million dollars (U.S. $500,000,000), the Company shall pay SI a one-time, nonrefundable, non-recoverable and non- creditable milestone payment of five million dollars (U.S. $5,000,000) within six (6) months of the time that the Company reaches such milestone. c. In the event that the Company, Sublicensee, or their Affiliates sell Products, so that Cumulative Net Sales is equal to or greater than one billion dollars (U.S. $1,000,000,000), the Company shall pay SI a one-time, nonrefundable, non- recoverable and non-creditable milestone payment of ten million dollars (U.S. $10,000,000) within six (6) months of the time that the Company reaches such milestone. a. Company shall use its best efforts to research, discover, develop and market Products for commercial sale and distribution throughout the Territory, and to such end, such efforts will include the following: (i) within one (1) year of the Effective Date, Company shall provide a detailed business plan to SI; and (ii) within four (4) years of the Effective Date, Company shall have completed an initial pilot study. If pilot study is not initiated or cannot be completed due to efficacy failure of product during testing phase, then date shall be extended one year from the success of the product testing. (iii) within five (5) years of the Effective Date or one year following completion of the pilot study, whichever is longer, Company shall have achieved first bona fide commercial sale of a Product. (iv) within one (1) year of the first commercial sale, Company shall have achieved a financing or a series of related financings in which equity in the Company is sold or issued with aggregate gross cash proceeds to Company of at least one hundred thousand U.S. dollars (U.S. $100,000) (v) within two (2) years of the first commercial sale Company shall have achieved a financing or a series of related financings in which equity in the Company is sold or issued with aggregate gross cash proceeds to Company of at least five hundred thousand U.S. dollars (U.S. $500,000) b. Should Company anticipate it will have difficulty to meet any of the diligence obligations set forth above, Company will notify SI as soon as practicable. With respect to each of a maximum of two (2) diligence obligations, the Company may buy one (1) one-year extension of such diligence obligation with the payment of $5,000 per extension, provided that in each such case: (i) Company's election to buy such extension is communicated to SI in writing, no less than thirty (30) days in advance of the deadline for such diligence obligation; (ii) the request is reasonably supported by credible evidence of technical difficulties or delays, if any, that are outside of the reasonable control of Company; (iii) Company is proposing and agrees to implement reasonably satisfactory and effective means of addressing such difficulties or delays, including utilizing its available commercially reasonable financial and technical resources; and (iv) Company and its Affiliates have in good faith made commercially reasonable efforts to meet said objective(s) and continue to do so. If the Company does not meet the diligence obligations listed above SI has the right to terminate the license and recover all technical information and data developed by the Company in relation to the IP.

Name of Entity: Brett Danson and John Sabo

Relationship to Company: Officer

Nature / amount of interest in the transaction: Shareholder Loan $3,894

Material Terms: In 2022, the Company loans from its shareholders, Brett Danson and John Sabo in the aggregate amount of $3,894. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and the money will be paid back during fundraising (within twelve months), the loan was classified as current. As of December 31, 2022, the outstanding balance is $3,894.

OUR SECURITIES

The company has authorized Convertible Note to Skysong Innovations LLC, Class A Voting Common Stock, Class B Nonvoting Common Stock, and Voting or Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,493 of Class B Nonvoting Common Stock.

Convertible Note to Skysong Innovations LLC

The security will convert into Voting common stock and the terms of the Convertible Note to Skysong Innovations LLC are outlined below:

Amount outstanding: $26,500.00

Maturity Date: January 05, 2024

Interest Rate: 6.0%

Discount Rate: 0.0%

Valuation Cap: $0.00

Conversion Trigger: the Note shall convert into Common Equity Interest of the Common Equity Interests for purposes of the Trigger Event (see below for additional information)

Material Rights

Interest calculated as of 12.31.2022

Qualified Financing. The Company shall provide the Holder with at least twenty (20) days' prior written notice of any Qualified Financing, specifying the material terms thereof and shall promptly provide the Holder with all information the Holder shall reasonably request regarding the same. Upon the initial closing of any Qualified Financing, the principal amount of this Note shall automatically convert into the securities of the Company being issued in such Qualified Financing (the "Qualified Financing Securities") at a conversion price equal to the price per Qualified Financing Security at which a plurality of the Qualified Financing Securities is sold by the Company in the Qualified Financing.

Trigger Event. The Company shall provide the Holder with written notice of any Trigger Event at least twenty (20) days' prior to the earlier of (i) the time of the initial consummation of the Trigger Event or (ii) if applicable, the time of any record date or date of any election applicable to holders of the Common Equity Interests of the Company in connection with such Trigger Event (the earlier such date, a "Transaction Time"), specifying the material terms thereof and shall promptly provide the Holder with all information the Holder shall reasonably request regarding the same. Immediately prior to the Transaction Time, the outstanding principal amount of this Note shall convert into Common Equity Interests at a price per Common Equity Interest equal to the valuation per Common Equity Interest (or per percentage of the Common Equity Interests, if the Company is a limited liability company and its Equity Interests are denominated only in percentages and not in terms of numbers of Equity Interests) of the Common Equity Interests for purposes of the Trigger Event.

Maturity. In the event that neither a Qualified Financing nor the Transaction Time has occurred on or prior to the Maturity Date, the outstanding principal amount of this Note shall automatically convert, effective as of the Maturity Date, into Common Equity Interests at a price per Common Equity Interest, determined by dividing One Million Dollars ($1,000,000) by the sum of the number of outstanding Equity Interests of the Company and the number of Equity Interests issuable on a fully-diluted, fully-converted basis, including upon exercise, exchange or conversion of all options, warrants, convertible or exchangeable securities and all other direct or indirect rights to receive Equity Interests (including the Equity Interests issuable upon conversion of the outstanding principal amount of this Note) of the Company. If the Company is a limited liability company and its Equity Interests are denominated only in percentages and not in terms of numbers of Equity Interests, then, as in all other conversions effective upon the Maturity Date, the Holders shall be issued Equity Interests representing 2.5% of the Equity Interests on the fully-diluted, fully-converted basis described above, after giving effect to such issuance to the Holder.

"Affiliate" means, with respect to any person or entity, any person or entity which directly or indirectly controls, is controlled by or is under common control with such person or entity, as applicable. As used in this definition, "control" (including, with correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

"Common Equity Interests" means, if the Company is a corporation, the voting common stock of the Company, or, if the Company is a limited liability company, its common Equity Interests.

"Equity Interest" means, if the Company is a corporation, its capital stock, or, if the Company is a limited liability company, limited liability company interests of the Company, as denominated in its limited liability company agreement, whether as interests, units, shares or otherwise.

"Going Public Transaction" means an initial public offering of securities of the Company or any transaction or series of transactions by which securities of the Company

become publicly traded or holders of equity securities of the Company receive securities of a class that is publicly traded in respect of such equity securities.

"Maturity Date" means the second anniversary of the date of this Note.

"Outstanding Balance" means all outstanding principal under this Note, any accrued and unpaid interest thereon and all other amounts due hereunder.

"Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

"Qualified Financing" means an arm's length, legally binding equity financing arrangement between the Company and one or more accredited investors pursuant to which at least Five Hundred Thousand Dollars ($500,000) in cash financing (including cash advanced as convertible debt, but excluding the principal amount of this Note) is invested in the Company.

"Sale of the Company" means any of the following, occurring in one or a series of related transactions: (i) the reorganization, consolidation or merger of the Company, if the holders of the Company's outstanding voting securities prior to the closing of the first such transaction do not hold immediately following any such transaction(s) voting securities representing, directly or indirectly, a majority of the voting power of the surviving entity; (ii) the sale, transfer or exclusive license of all or substantially all of the assets of the Company on a consolidated basis, if the holders of the Company's outstanding voting securities prior to the closing of the first such transaction do not hold immediately following any such transaction(s) voting securities representing, directly or indirectly, a majority of the voting power of the entity to which such assets have been transferred; or (iii) the sale, transfer or other disposition of voting securities of the Company by the holders thereof, if the holders of the Company's outstanding voting securities prior to the closing of the first such transaction do not hold immediately following any such transaction(s) voting securities representing, directly or indirectly, a majority of the voting power of the entity to which such voting securities have been transferred; provided that, any transaction(s) principally for bona fide equity financing purposes (including, but not limited to, a Qualified Financing) in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof occurs, in each case, in consideration for the issuance by the Company of its securities shall not, in and of itself, constitute a Sale of the Company.

"Trigger Event" means any Going Public Transaction or Sale of the Company.

Class A Voting Common Stock

The amount of security authorized is 7,000,000 with a total of 6,750,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Examples of such material rights associated with voting shares are specific rights to vote to elect directors, establish corporate objectives and policy, decide on a stock split, et al.

Class B Nonvoting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Common Stock.

Material Rights

There are no material rights associated with Class B Nonvoting Common Stock.

Voting or Non-Voting Common Stock

The amount of security authorized is 13,000,000 with a total of 0 outstanding.

Voting Rights

Holders of Voting or Nonvoting Common Stock may or may not be entitled to voting rights upon the designation of rights. (see below for additional information)

Material Rights

The Voting or Nonvoting Common Stock may be designated by the Board of Directors upon a Written Directors' Consent as Voting or Nonvoting Stock, provided that the rights, preferences and privileges of the shareholders with issued Voting or Nonvoting Stock are not adversely or materially affected. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Nonvoting Common Stock are identical with those of the Voting Common Stock other than in respect of the voting rights as set forth herein and for all purposes under the Certificate of Incorporation, the Voting Common Stock and Nonvoting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

Depending on if the stock issued is voting or non voting, there may be material rights associated with Voting or Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common nonvoting stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors: The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, or that the Company will able to provide its services at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company as presented in this Form C. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies and especially startups, is based on standard criteria and factors used for start up companies as provided for in the net present value analysis ("NPV Analysis") and other factors set forth in this Form C. However, the valuation is not guaranteed and the potential investor may risk overpaying for his or her investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exceptions to this rule are if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company could be acquired by another company resulting in you losing money on this investment if sold at a loss. If the Company cannot raise sufficient funds it will not succeed The Company, is offering nonvoting common stock in the amount of up to US$1,234,986.00 in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the Roadmap projects outlined in this Form C. Management Discretion as to Use of Proceeds The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on the current business plan. However, it may be necessary or advisable to re- allocate portions of the net proceeds reserved for one category to another, and management has broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding the Company's anticipated financial or operational performance are based on management's best estimate of the probable results of the Company's operations and will not have been reviewed by its independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the Start Engine campaign page. We may never have an operational product or service It is possible that there may never be an operational MED Technology or system or that the product may never be used in projects. Developing new products and technologies entails significant risks and uncertainties We are currently in the development stage and have only manufactured a prototype for our MED Technology. Delays or cost overruns in the Company's further development or failure of the product to meet the performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The common stock issued to investors in this Offering has no voting rights. This means that you will have no rights on how the Company will be run. You are trusting in management's business judgment in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company you will only be paid if there is any cash remaining after all of the creditors of the Company have been paid out. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once the Company meets its target amount for this Offering, it may request that StartEngine instruct the escrow agent to disburse Offering funds to it. At that point, investors whose subscription agreements have been accepted will become the Company's investors. The CEO of GELF Energy does not currently receive a salary for his work Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the company has arranged for the CEO to receive a salary of up to $72,000 annually moving forward dependent on the following company benchmarks being met: The Company may be required to raise more capital. If additional funding is not secured, it is possible that the Company will not stay in business and the assets remaining to generate a return on your investment could be the Company's MED Technology and related know how protected as trade secrets. If the Company does continue in business, it could do so by performing below expectations, which could adversely impact the value of your investment. Even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If additional funding is not secured, it is it is possible that the Company will not stay in business and the assets remaining to generate a return on your investment could be the Company's MED Technology and related know how protected as trade secrets. If the Company does continue in business, it could do so by performing below expectations, which could adversely impact the value of your investment. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the Offering terms, or to the Company's business, plans or prospects, sometimes on short notice. When such changes happen during the course of an Offering, the Company must file an amendment to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and receive a refund. Investors whose subscriptions have already been accepted, however, will have no such right. The Company is an early stage company and has not yet generated any profits GELF Energy was formed on December 19, 2020 and therefore has a limited history upon which an evaluation of its performance and future prospects can be made. Current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.Dividends will only be paid on any shares once the Company's directors determine that it financially able to do so. GELF Energy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the Company will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. IP The Company is the exclusive patent and know how licensee of two patents from Arizona State University (ASU) licensed to it by ASU's Technology Licensing company, Skysong LLC since December 11, 2020. The remaining life of the two patents covering the MED Technology is 12 years, and the know how related to it is continually developing due to the combined efforts of ASU and GELF Energy. Some of the know how related to these patents will be the subject of additional patent applications and will be either applied for by the Company directly or in cooperation with ASU/Skysong. The Company will be the exclusive licensee of any resulting patents and related know how. Forward looking statements The Company's statements here may include predictions, estimates or other information that might be considered forward-looking. While these forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this presentation. Please keep in mind that the Company is not obligated to revise or publicly release the results of any revision to these forward- looking statements in light of new information or future events.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

GELF Energy Corp.

By   /s/ *Brett Danson*

     Name: GELF Energy Corp

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

GELF ENERGY CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GELF Energy Corp.
Middletown, Delaware

We have reviewed the accompanying financial statements of GELF Energy Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 17, 2023
Los Angeles, California

GELF ENERGY CORP.

BALANCE SHEET

(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	205	$	-
Total Current Assets		**205**		**-**
Intangible Assets	$	675	$	-
Total Assets	**$**	**880**	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts Payable		59,940		-
Shareholder Loan		3,894		-
Other Current Liabilities		1,550		-
Total Current Liabilities	**$**	**65,384**	**$**	**-**
Convertible Note		25,000		-
Total Liabilities		**90,384**		**-**
STOCKHOLDERS EQUITY				
Common Stock Class A		4,500		-
Retained Earnings/(Accumulated Deficit)		(94,004)		-
Total Stockholders' Equity		**(89,504)**		**-**
Total Liabilities and Stockholders' Equity	**$**	**880**	**$**	**-**

See accompanying notes to financial statements.

GELF ENERGY CORP.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	71,354	-
Research and Development	18,150	-
Sales and Marketing	3,000	-
Total operating expenses	92,504	-
Operating Income/(Loss)	(92,504)	-
Interest Expense	1,500	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(94,004)	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (94,004)**	**$ -**

See accompanying notes to financial statements.

GELF ENERGY CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/	Total Shareholder
	Shares	Amount	(Accumulated Deficit)	Equity
Balance—December 31, 2020				
Net income/(loss)			-	-
Balance—December 31, 2021				
Stock Issuance	6,750,000	$ 4,500		$ 4,500
Net income/(loss)			(94,004)	(94,004)
Balance—December 31, 2022	**6,750,000**	**$ 4,500**	**$ (94,004)**	**$ (89,504)**

See accompanying notes to financial statements.

GELF ENERGY CORP.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(94,004)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		75		
Changes in operating assets and liabilities:				
Accounts Payable		59,940		-
Other Current Liabilities		1,550		-
Net cash provided/(used) by operating activities		**(32,439)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Intanngible Asset		(750)		-
Net cash provided/(used) in investing activities		**(750)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of common stock		4,500		-
Borrowing on Convertible Notes		25,000		
Borrowing on Shareholder Loans		3,894		
Net cash provided/(used) by financing activities		**33,394**		**-**
Change in Cash		205		-
Cash—beginning of year		-		-
Cash—end of year	$	**205**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,500	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

GELF Energy Corp. was incorporated on December 9, 2020, in the state of Delaware. The financial statements of GELF Energy Corp. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Middletown, Delaware.

GELF ENERGY is using advanced sciences to make carbon negative fuels that will mitigate climate change and water pollution with every charge-up or fill-up. Hydrogen recovery from waste technology uses agriculture, food waste and sewage as feedstock to produce hydrogen for the transportation sector. A new electrolyzing technology has been developed by GELF Energy Inc. that uses energy harnessed from waste to efficiently produce high volumes of transportation grade green hydrogen.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

GELF Energy Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from a new electrolyzing technology that has been developed by GELF Energy Inc. that uses energy harnessed from waste to efficiently produce high volumes of transportation grade green hydrogen.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Interest	1,500	-
Accrued Expense	50	-
Total Other Current Liabilities	$ 1,550	$ -

4. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022		2021	
Patent	$	750	$	-
Intangible assets, at cost		750		-
Accumulated amortization		(75)		-
Intangible assets, Net	$	675	$	-

Entire intangible assets have been amortized. Amortization expense for patents for the fiscal year ended December 31, 2022 was in the amount of $75.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (75)
2024	(75)
2025	(75)
2026	(75)
Thereafter	(375)
Total	**$ (675)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Voting Common Stock

The Company is authorized to issue 7,000,000 shares of Class A Voting Common Stock with a par value of $0.000667. As of December 31, 2022, 6,750,000 shares have been issued and are outstanding.

Class B Non-Voting Common Stock

The Company is authorized to issue 2,500,000 shares of Class A Voting Common Stock with a par value of $0.000667. As of December 31, 2022, none of Class B Non-Voting Common Stock have been issued and are outstanding.

13,000,000 shares may be designated by the Board of Directors upon a Written Directors' Consent as Voting or Non-Voting Stock.

6. DEBT

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Brett Danson	$ 1,250	0.00%	Fiscal Year 2022	No set maturity	$ 1,250		$ 1,250	$ -		$ -
John Sabo	$ 2,644	0.00%	Fiscal Year 2022	No set maturity	2,644		2,644	-		-
Total					$ 3,894	$ -	$ 3,894	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and the money will be paid back during fundraising (within 12 months), the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 25,000	6.00%	01/05/2022	01/05/2024	1,500	1,500	-	25,000	26,500	-	-	-	$ -	-
Total	$ -				$ 1,500	$ 1,500	$ -	$ 25,000	$ 26,500	$ -	$ -	$ -	$ -	$ -

The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the price per qualified financing securities at which a plurality of the qualified financing securities is sold by the company in the qualified financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (19,741)	$ -
Valuation Allowance	19,741	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (19,741)	$ -
Valuation Allowance	19,741	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $94,004, and the Company had state net operating loss ("NOL") carryforwards of approximately $94,004. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

In 2022, the Company loans from its shareholders, Brett Danson and John Sabo in the aggregate amount of $3,894. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and the money will be paid back during fundraising (within twelve months), the loan was classified as current. As of December 31, 2022, the outstanding balance is $3,894.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 17, 2023, which is the date the financial statements were available to be issued.

In 2023, the Company raised $29,050.38 by issuing 14,525 Nonvoting Common Stock.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $92,504, an operating cash flow loss of $32,439, and liquid assets in cash of $205, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Brett Danson, Principal Executive Officer of GELF Energy Corp., hereby certify that the financial statements of GELF Energy Corp. included in this Report are true and complete in all material respects.

Brett Danson

CEO